November 30, 2004

Mail Stop 0409

Morton H. Fleischer
Chairman of the Board and Chief Executive Officer
Spirit Finance Corporation
14631 N. Scottsdale Road
Suite 200
Scottsdale, Arizona 85254

Re:	Spirit Finance Corporation
      Amendment No. 1 to Registration Statement on Form S-11
      Filed November 19, 2004
      Registration No. 333-119810

Dear Mr. Fleischer:

      The staff conducted a limited review of the above filing.
We
limited our review to disclosure regarding the initial public offering and to ensure that the disclosure is consistent with the disclosure found in the resale registration statement (333-116408).
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment number 1 and your new
disclosure on page 32 suggesting that you intend to use at least $230.3 million of the possible $276.8 - $318.6 million in net proceeds to repay indebtedness. In light of the fact that up to 83%
of the net proceeds of your offering will be used in the repayment of
debt, please revise your disclosure in the summary and business sections to deemphasize proposed acquisitions for which you have limited financing and for which you have not allocated funds from this offering, and place emphasis rather on the indebtedness you
intend to retire.   Your disclosure should include a discussion of
the following:

* The terms of the indebtedness you intend to pay, including whether the facilities in question provide for revolving aggregate amounts available for borrowing.
* Whether there will be any premium payment required for early retirement of the indebtedness and how you expect the early payment of these debts to affect your borrowing relationship with these and other lenders.
* How this repayment affects your leverage strategy. In this connection, please revise any discussion of your leverage strategy throughout the prospectus to indicate that your post-offering leverage will be substantially lower than your disclosed goal of 60%.

Use of Proceeds, page 32

2. Please reconcile your disclosure in the final paragraph on page
32
that you may need a significant amount of time to fully invest the net proceeds of the offering in your intended real estate investments with your disclosure in the prior paragraph that you only intend to use $33.9 million of the proceeds for real estate investments, which appear to be identified and subject to binding purchase agreements.

Risk Factors, pages 13 - 30

3. We note your response to our prior comment number 17. Please include a risk factor discussing the possibility of higher lease default rates in light of the fact that all of your properties are operated by non-investment grade companies
Our Pending Real Estate Investments, pages 60 - 62

4. We have reviewed your response to Comment No. 20 from our last comment letter, and we re-issue the comment. Currently, your disclosure is not balanced and gives undue weight to the potential acquisitions that are non-binding and whose aggregate transaction value greatly exceeds your current resources. Please revise to remove the table found on page 62.

Management, page 70

5. Please disclose that the board of directors has determined that Messrs. Mitchem, Oreffice, Barnes, Sylla, Roath and Parish as well as
Dr. Blessing are independent directors pursuant to the standards promulgated by the New York Stock Exchange and the Commission.

Underwriting, pages 123 - 127

6. We have reviewed your response to our prior comment number 21.
Please tell us whether Banc of America Securities LLC and Flagstone
Securities have previously cleared their online offering procedures with the staff of the Commission and, if not, please supplementally supply the following additional information:

* You indicate that BAS may deliver the prospectus by posting a version of it on its branded website. Please tell us how BAS intends to obtain proof that individual investors have accessed the document.
* Please supply us with screen shots of the website of BAS containing the prospectus as well as copies of all proposed communications associated with any electronic distribution.

7. We note that both BAS and Flagstone Securities intend to make versions of the preliminary prospectus available to potential investors electronically in PDF format. Please confirm that both BAS and Flagstone Securities will also supply each recipient of a PDF version of the prospectus with a free version of the software necessary to download and open the document, as well as free technical support.

Consolidated Statements of Operations, page F-3

8. In the next amendment, please revise the format of the statement to show clearly how much "Stock-based compensation expense" is attributable to each line item of expense (i.e., general and administrative, etc.).

Exhibits

Exhibit 5.1, Legal Opinion

9. We have reviewed the draft legal opinion. We note that counsel relied upon a certificate executed by an officer of the company as stated in paragraph number 6, on page 1 of the opinion. Please provide a revised form of legal opinion that confirms that each representation from the officer`s certificate upon which counsel relied in rendering its opinion is a factual representation, not a legal one.

10. We refer to the parenthetical assumption contained in the paragraph numbered 2 on page 2 of the opinion which assumes that the total number of common shares issued and outstanding after the offering will not exceed the total number of shares that the company is authorized to issue under the charter. Since counsel has represented that it has examined the charter and the registration statement, it is not clear why it is unable to opine on this matter.
In addition, this assumption goes to the heart of whether the securities are legally issued and is inappropriate. Please have counsel remove the assumption.

Exhibit 8.1, Tax Opinion

11. Please have tax counsel opine that the discussion of material tax consequences under the heading, "Material United States Federal
Income Tax Consequences," to the extent it constitutes matters of law or legal conclusions, is correct in all material respects.


*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Deborah Wilson, Staff Accountant, at (202)
942-
2956 or Donna DiSilvio, Branch Chief, at (202) 942-1852 if you
have
questions regarding comments on the financial statements and related
matters.  Please contact Amanda McManus, Attorney-Advisor, at
(202)
942-7184 or me at (202) 942-1972 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Paul E Belitz, Esq. (via facsimile)
	Michael Zeig, Esq. (via facsimile)
	Kutak Rock LLP
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Spirit Finance Corporation
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